SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

STEALTHGAS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y81669 10 6

(CUSIP Number)

Harry N. Vafias

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Finn Murphy, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

September 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y81669 10 6	13D

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,105,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,105,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,105,453
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.2%*
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. Y81669 10 6	13D

1	NAME OF REPORTING PERSONS Arethusa Properties LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 586,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 586,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6%*
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. Y81669 10 6	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,336,616*
	8	SHARED VOTING POWER 7,691,473
	9	SOLE DISPOSITIVE POWER 3,336,616*
	10	SHARED DISPOSITIVE POWER 7,691,473

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,028,089*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Includes 1,234,000,000 restricted shares outstanding as of the date hereof and excludes 615,000 shares issuable upon exercise of unvested stock options. Of these restricted shares, 279,500 vest on December 8, 2024, 125,000 vest on February 21, 2025, 125,000 vest on April 23, 2025, 150,000 vest on September 16, 2025, 279,500 vest on December 8, 2025, 125,000 vest on April 23, 2026 and 150,000 vest on September 16, 2026. Of these stock options, 145,000 vest on December 8, 2024, 125,000 of which vest on February 21, 2025, 50,000 vest on April 23, 2025, 50,000 vest on September 16, 2025, 145,000 vest on December 8, 2025, 50,000 vest on April 23, 2026 and 50,000 vest on September 16, 2026. These shares remain subject to forfeiture if the time-based vesting conditions are not satisfied.

AMENDMENT NO. 6 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 6 to the Statement on Schedule 13D originally filed on February 5, 2018, as amended by Amendment No. 1 on March 27, 2020, Amendment No. 2 on June 1, 2021, Amendment No. 3 on May 31, 2023, Amendment No. 4 on November 3, 2023 and Amendment No. 5 on December 8, 2023 (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of StealthGas Inc., a Marshall Islands corporation (the “Company”), and is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), Arethusa Properties LTD, a British Virgin Islands company (“Arethusa”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”).

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On February 28, 2024, Mr. Vafias exercised stock options, which vested on February 21, 2024, to acquire 125,000 shares of Common Stock for an aggregate exercise price of $356,250.

On April 23, 2024, Mr. Vafias acquired, as compensatory awards, (1) 250,000 restricted shares of Common Stock with a vesting date of April 23, 2025 for 125,000 such shares and April 23, 2026 for 125,000 such shares, and (2) options exercisable to acquire 100,000 shares of Common Stock at an exercise price per share equal to $6.01, the closing price of the Common Stock on Nasdaq on April 23, 2024, and 50% of which vest on April 23, 2025 and 50% of which vest on April 23, 2026.

On September 16, 2024, Mr. Vafias acquired, as compensatory awards, (1) 300,000 restricted shares of Common Stock with a vesting date of September 16, 2025 for 150,000 such shares and September 16, 2026 for 150,000 such shares, and (2) options exercisable to acquire 100,000 shares of Common Stock at an exercise price per share equal to $6.89, the closing price of the Common Stock on Nasdaq on September 16, 2024, and 50% of which vest on September 16, 2025 and 50% of which vest on September 16, 2026.

Item 4.	Purpose of Transaction.

See the response to Item 3, which is incorporated by reference herein. None of the Reporting Persons has any plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

(a) See Items 11 and 13 on the cover pages to this Amendment No. 6 for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.

(b) Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) No transactions in the Company’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated September 19, 2024, among Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2024

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias President

ARETHUSA PROPERTIES LTD

By:	/s/ Harry N. Vafias
Harry N. Vafias
President

/s/ Harry N. Vafias
Harry N. Vafias

EXHIBIT INDEX

The following is filed as an Exhibit to this Schedule 13D:

Exhibit 1: Joint Filing Agreement, dated September 19, 2024, between Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.